SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: November 12, 2026

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from October 1, 2026 to October 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 12, 2026

[This is a translation of the Share Buyback Report for the period from October 1, 2026 to October 31, 2026, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 12, 2026]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of October 31, 2026)

	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 8, 2026 (Period of Repurchase: May 11, 2026 to May 10, 2027）	230,000,000 (Maximum)	500,000,000,000 (Maximum)
Repurchases during the reporting month

(Date of repurchase)

October 1

October 2

October 5

October 6

October 7

October 8

October 9

October 13

October 14

October 15

October 16

October 19

October 20

October 21

October 22

October 23

October 26

October 27

October 28

October 29

October 30

	472,200 430,600 404,300 366,800 380,600 362,500 546,600 414,600 406,500 560,500 644,000 491,500 415,600 509,600 665,200 1,023,300 596,000 577,200 654,500 1,151,900 518,100

1,781,224,907

1,614,450,819

1,511,373,908

1,380,713,915

1,427,193,785

1,340,303,005

2,074,349,295

1,584,482,914

1,568,154,684

2,166,876,913

2,561,471,102

1,944,414,696

1,641,391,794

2,035,211,891

2,715,584,608

4,230,355,968

2,463,494,122

2,355,261,598

2,613,992,169

4,530,590,071

2,063,234,189

Total	― 11,592,100	45,604,126,353
Total number of shares repurchased as of the end of the reporting month	86,065,800	308,962,118,545
Progress of the repurchase (%)	37.42	61.79

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 8, 2026 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of October 31, 2026)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights)	(Date of disposition) October 2 October 5 October 6 October 7 October 8 October 14 October 15 October 19 October 20 October 21 October 22 October 23 October 26 October 27 October 28 October 30	65,500 8,500 36,000 7,000 53,000 10,000 10,500 17,500 57,500 13,500 13,500 6,500 23,000 49,500 6,000 6,000	220,217,550 28,577,850 121,035,600 23,534,700 178,191,300 33,621,000 35,302,050 58,836,750 193,320,750 45,388,350 45,388,350 21,853,650 77,328,300 166,423,950 20,172,600 20,172,600
Total	―	383,500	1,289,365,350
Other (Acquired treasury stock disposed as restricted stock compensation)	―	―	―
Total	―	―	―
Other (Treasury stock delivered under Restricted Stock Units plan)	―	―	―
Total	―	―	―
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	―	―	―
Total	―	―	―
Total amount	383,500		1,289,365,350

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of October 31, 2026)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	5,965,316,326
Number of treasury stock	136,679,029

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